EXHIBIT 12(a)

PACCAR Inc

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

Nine Months Ended September 30,	2015	2014
FIXED CHARGES
Interest expense	$82.4	$99.6
Portion of rentals deemed interest	3.6	4.5

TOTAL FIXED CHARGES	$86.0	$104.1

EARNINGS
Income before taxes	$1,838.4	$1,439.9
Fixed charges	89.7	106.5

EARNINGS AS DEFINED	$1,928.1	$1,546.4

RATIO OF EARNINGS TO FIXED CHARGES	22.42X	14.85X